Towerstream Corporation
76 Hammarlund Way – Tech

Middletown, Rhode Island 02842

August 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Towerstream Corporation

Registration Statement on Form S-1

Filed on June 28, 2017 (File No. 333- 219024)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Towerstream Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's registration statement on Form S-1 (File No. 333-219024) together with all exhibits and amendments thereto, which was initially filed on June 28, 2017 and amended on September 26, 2017, October 19, 2017, October 26, 2017 and November 15, 2017 (the "Registration Statement").

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at erortega@towerstream.com with a copy to Harvey Kesner, Esq. of Sichenzia Ross Ference Kesner LLP, via email at hkesner@srfkllp.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Should you have any questions, please contact Harvey Kesner at (212) 930-9700.

TOWERSTREAM CORPORATION

By:  /s/ Ernest Ortega

Name: Ernest Ortega

Title:  Chief Executive Officer

cc: Harvey Kesner, Esq.

      Sichenzia Ross Ference Kesner LLP